Exhibit 99.1

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 20, 2017, AT 10:00 A.M. BEIJING LOCAL TIME

TO THE SHAREHOLDERS OF YULONG ECO-MATERIALS LIMITED:

TAKE NOTICE THAT an Annual General Meeting of the Shareholders of Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, will be held on August 20, 2018, at 10:00 a.m Beijing Local Time (on August 19, 2017 at 10:00 p.m. U.S. Eastern Standard Time ), at the Company’s principal executive offices located at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China (the “Annual Meeting”), for the following purposes:

1. To vote upon an ordinary resolution to re-appoint the following directors to serve until the next annual meeting of the Company or until their successors are duly elected and appointed:

(a) Ms. Junfeng Ma,

(b) Mr. Wangcheng Xie,

(c) Mr. Qingsheng Liu,

(d) Mr. Wenge Du

(e) Ms. Qiang Liu.

(f) Mr. Hoi Ming Chan

2. To consider and if deemed appropriate, to vote upon an ordinary resolution to ratify the appointment of KSP Group, Inc. as the Company's independent registered public accounting firm to audit the financial statements for the fiscal year ended on December 31, 2018.

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

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“PARTICIPATION BY TELEPHONE OR OTHER FORM OF COMMUNICATION

108.	Any member or his proxy may validly participate in a general meeting of the Company through the medium of conference telephone or any other form of communications equipment (whether in use when these Articles are adopted or developed subsequently), provided that all persons participating in the general meeting are able to communicate with each other throughout such meeting.

109.	Any member or his proxy so participating by telephone or other communication shall be deemed to be present in person at the general meeting of the Company and shall be counted in a quorum and entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is”.

6. To authorize the board of directors of the Company (the “ Board ”) to adjourn the Annual Meeting; and

7. To consider and if deemed appropriate, to vote upon such further business as may properly come before the Annual Meeting or any adjournment thereof.

These items of business are more fully described in the form of proxy accompanying this Notice.

The Board has fixed the close of business on  July 30, 2018 , as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting.

YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME FOR HOLDING THE ANNUAL MEETING. FAILING WHICH PROXY WILL NOT BE VALID. THE GRANT OF A PROXY DOES NOT PREVENT YOU FROM ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

All shareholders are cordially invited to attend the Annual Meeting.

By Order of the Board of Directors,

Wancheng Xie
Chairman of the Board and Chief Executive Officer

Pingdingshan, People’s Republic of China

Dated: July 20, 2018

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